**Exhibit 99.1**



# Lufax Holding Ltd
# 陆 金 所 控 股 有 限 公 司
*(Incorporated in the Cayman Islands with limited liability)*
**(Stock Code: 6623)**
**(NYSE Stock Ticker: LU)**

## CHANGE OF SENIOR MANAGEMENT

This announcement is made by Lufax Holding Ltd (the "**Company**") on a voluntary basis.

The board of directors of the Company (the "**Board**") announces that on March 27, 2026, Mr. Dongqi Chen ("**Mr. Chen**") tendered his resignation to the Board as the General Manager of the Company due to his work arrangement, effective from March 31, 2026. The Board would like to take this opportunity to express its appreciation to Mr. Chen for his significant contribution to the Company during his tenure of office.

By order of the Board
**Lufax Holding Ltd**
**Dicky Peter YIP**
*Chairman of the Board*

Hong Kong, March 27, 2026

*As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Ms. Fangfang CAI, Mr. Shibang GUO and Mr. Peifeng LI as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.*